Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Twist Bioscience Corporation for the registration of common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated November 17, 2025, with respect to the consolidated financial statements of Twist Bioscience Corporation, and the effectiveness of internal control over financial reporting of Twist Bioscience Corporation, included in its Annual Report (Form 10-K) for the year ended September 30, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

June 18, 2026